UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Petropavlovsk 2010 Limited (the “Issuer”)/Petropavlovsk PLC (the “Guarantor”)

____________________________________________________________________________
(Name of Subject Company)

____________________________________________________________________________
(Translation of Subject Company’s Name into English (if applicable))

Jersey, Channel Islands (Issuer)/United Kingdom (Guarantor)

____________________________________________________________________________
(Jurisdiction of Subject Company’s Incorporation or Organization)

Petropavlovsk 2010 Limited/Petropavlovsk PLC

____________________________________________________________________________
(Name of Person(s) Furnishing Form)

U.S.$380,000,000 4.00% Guaranteed Convertible Bonds due 2015

____________________________________________________________________________
(Title of Class of Subject Securities)

Not Applicable

____________________________________________________________________________
(CUSIP Number of Class of Securities (if applicable))

Petropavlovsk PLC

11 Grosvenor Place, London SW1X 7HH

United Kingdom

+44 (0) 207 201 8900

Amanda Whalley

____________________________________________________________________________
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 22, 2014

____________________________________________________________________________
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit Number

1.	Written Resolution addressed to Bondholders.

2.	Supplemental Trust Deed relating to a Trust Deed.

Item 2. Informational Legends

The required legends have been included in prominent portions of the Exhibit 1 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

The Issuer and the Guarantor are submitting to the Securities and Exchange Commission, concurrently with the furnishing of this Form CB, a Form F-X executed by the Issuer, the Guarantor and the agent for service of process.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned parties certifies that the information set forth in this statement is true, complete and correct.

PETROPAVLOVSK 2010 LIMITED

/s/ Andrey Maruta

Name:	Andrey Maruta
Title:	Director
Date:	December 23, 2014

PETROPAVLOVSK PLC

/s/ Andrey Maruta

Name:	Andrey Maruta
Title:	Chief Financial Officer
Date:	December 23, 2014